UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
February 20, 2009



Alliance One International, Inc.
(Exact name of registrant as specified in its charter)

Virginia	**001-13684**	**54-1746567**
_____	_____	_____
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8001 Aerial Center Parkway
Morrisville, NC 27560-8417
(Address of principal executive offices)

(919) 379-4300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Alliance One International, Inc.

ITEM 1.01   Entry into a Material Definitive Agreement

On February 20, 2009, Alliance One International, Inc. (the "Company") entered into an amendment to its senior secured credit facility to increase the revolving credit commitment amount for the Company and its subsidiaries by $55.0 million, from $250.0 million to $305.0 million. The amendment also modifies certain definitions, the Maximum Consolidated Leverage Ratio and various other threshold amounts under its covenants. The amendment is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

ITEM 9.01   Financial Statements and Exhibits

(c)   Exhibits

Exhibit No.	Description
10.1	Fifth Amendment to Amended and Restated Credit Agreement, dated as of February 20, 2009, by and among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, certain domestic subsidiaries, the lenders party thereto, and Wachovia Bank, National Association, as administrative agent for the lenders.

Alliance One International, Inc.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 20, 2009
                                    Alliance One International, Inc.
Registrant

                                   /s/ Joel Thomas
                                  _____
                                  Joel Thomas
Vice President - Treasurer

INDEX TO EXHIBITS

Exhibit No.	**Description**	**Page No.**
10.1	Fifth Amendment to Amended and Restated Credit Agreement, dated as of February 20, 2009, by and among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, certain domestic subsidiaries, the lenders party thereto, and Wachovia Bank, National Association, as administrative agent for the lenders.	5 - 17